UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 27, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the Second Quarter of 2023

Taipei, July 27, 2023 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited net revenues1 of NT$136,275 million for 2Q23, down by 15% year-over-year and up by 4% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$7,740 million, down from NT$15,988 million in 2Q22 and up from NT$5,817 million in 1Q23. Basic earnings per share for the quarter were NT$1.80 (or US$0.118 per ADS), compared to NT$3.69 for 2Q22 and NT$1.36 for 1Q23. Diluted earnings per share for the quarter were NT$1.76 (or US$0.115 per ADS), compared to NT$3.61 for 2Q22 and NT$1.30 for 1Q23.

RESULTS OF OPERATIONS

2Q23 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 46%, 9%, 44%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$114,534 million for the quarter, up from NT$111,552 million in 1Q23.

-	Raw material cost totaled NT$70,924 million for the quarter, representing 52% of the total net revenues.

-	Labor cost totaled NT$14,918 million for the quarter, representing 11% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,069 million for the quarter.

●	Gross margin increased by 1.2 percentage points to 16.0% in 2Q23 from 14.8% in 1Q23.

●	Operating margin was 6.9% in 2Q23, compared to 5.9% in 1Q23.

●	In terms of non-operating items:

-	Net interest expense was NT$1,100 million.

-	Net foreign exchange loss was NT$1,188 million, primarily attributable to the appreciation of the U.S. dollar against the New Taiwan dollar.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Net gain on valuation of financial assets and liabilities was NT$1,914 million.

-	Net gain on equity-method investments was NT$326 million.

-	Other net non-operating income was NT$747 million, primarily attributable to miscellaneous income. Total non-operating income for the quarter was NT$699 million.

●	Income before tax was NT$10,111 million in 2Q23, compared to NT$7,870 million in 1Q23. We recorded income tax expenses of NT$1,914 million for the quarter, compared to NT$1,777 million in 1Q23.

●	Net income attributable to shareholders of the parent was NT$7,740 million in 2Q23, compared to NT$15,988 million in 2Q22 and NT$5,817 million in 1Q23.

●	Our total number of shares outstanding at the end of the quarter was 4,376,430,787, including treasury stock owned by our subsidiaries in 2Q23. Our 2Q23 basic earnings per share of NT$1.80 (or US$0.118 per ADS) were based on 4,293,489,282 weighted average numbers of shares outstanding in 2Q23. Our 2Q23 diluted earnings per share of NT$1.76 (or US$0.115 per ADS) were based on 4,342,947,820 weighted average number of shares outstanding in 2Q23.

2Q23 Results Highlights – ATM

●	Net revenues were NT$76,108 million for the quarter, down by 20% year-over-year and up by 4% sequentially.

●	Cost of revenues was NT$59,947 million for the quarter, up by 2% sequentially.

-	Raw material cost totaled NT$22,617 million for the quarter, representing 30% of the total net revenues.

-	Labor cost totaled NT$12,090 million for the quarter, representing 16% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,764 million for the quarter.

●	Gross margin increased by 1.1 percentage points to 21.2% in 2Q23 from 20.1% in 1Q23.

●	Operating margin was 9.7% in 2Q23, compared to 8.7% in 1Q23.

2Q23 Results Highlights – EMS

●	Net revenues were NT$60,424 million, down by 9% year-over-year and up by 5% sequentially.

●	Cost of revenues for the quarter was NT$54,785 million, down by 8% year-over-year and up by 3% sequentially.

-	Raw material cost totaled NT$48,251 million for the quarter, representing 80% of the total net revenues.

-	Labor cost totaled NT$2,714 million for the quarter, representing 5% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,040 million for the quarter.

●	Gross margin increased by 1.4 percentage points to 9.3% in 2Q23 from 7.9% in 1Q23.

●	Operating margin was 3.5% in 2Q23, compared to 2.3% in 1Q23.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 2Q23 totaled US$209 million, of which US$107 million was used in packaging operations, US$60 million in testing operations, US$33 million in EMS operations and US$9 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$384,648 million as of June 30, 2023.

●	Current ratio was 1.20 and net debt to equity ratio was 0.41 as of June 30, 2023.

●	Total number of employees was 93,950 as of June 30, 2023, compared to 94,172 as of March 31, 2023.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 41% of our total net revenues in both 2Q23 and 1Q23. One customer accounted for more than 10% of our total net revenues in 2Q23.

●	Our top 10 customers contributed 57% of our total net revenues in 2Q23, compared to 56% in 1Q23.

●	Our customers that are integrated device manufacturers or IDMs accounted for 33% of our total net revenues in 2Q23, compared to 35% in 1Q23.

EMS Basis

●	Our five largest customers together accounted for approximately 72% of our total net revenues in 2Q23, compared to 67% in 1Q23. One customer accounted for more than 10% of our total net revenues in 2Q23.

●	Our top 10 customers contributed 79% of our total net revenues in 2Q23, compared to 75% in 1Q23.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2022 Annual Report on Form 20-F filed on April 10, 2023.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	2Q23	1Q23	2Q22
EBITDA (NT$ million)	25,770	23,765	35,211

ATM Operations

	2Q23	1Q23	2Q22
Net Revenues (NT$ million)	76,108	73,319	94,998
Revenues by Application
Communication	49%	50%	52%
Computing	18%	17%	16%
Automotive, Consumer & Others	33%	33%	32%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	41%	41%	43%
Wirebonding	34%	34%	35%
Others	7%	8%	6%
Testing	16%	16%	15%
Material	2%	1%	1%
Capacity & EBITDA
CapEx (US$ million)*	176	197	461
EBITDA (NT$ million)	21,643	20,552	30,940
Number of Wirebonders	25,880	25,799	25,876
Number of Testers	5,495	5,447	5,194

EMS Operations

	2Q23	1Q23	2Q22
Net Revenues (NT$ million)	60,424	57,733	66,218
Revenues by Application
Communication	34%	35%	35%
Computing	8%	8%	13%
Consumer	33%	29%	28%
Industrial	15%	17%	15%
Automotive	8%	9%	8%
Others	2%	2%	1%
Capacity
CapEx (US$ million)*	33	32	53

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2023	Mar. 31 2023	Jun. 30 2022	Jun. 30 2023	Jun. 30 2022
Net revenues
Packaging	61,846	60,029	78,394	121,875	146,777
Testing	12,292	11,407	13,760	23,699	26,343
EMS	60,384	57,731	66,213	118,115	127,376
Others	1,753	1,724	2,072	3,477	4,334
Total net revenues	136,275	130,891	160,439	267,166	304,830

Cost of revenues	(114,534)	(111,552)	(126,051)	(226,086)	(241,971)
Gross profit	21,741	19,339	34,388	41,080	62,859

Operating expenses
Research and development	(6,218)	(5,572)	(5,795)	(11,790)	(11,157)
Selling, general and administrative	(6,111)	(6,072)	(7,987)	(12,183)	(14,983)
Total operating expenses	(12,329)	(11,644)	(13,782)	(23,973)	(26,140)
Operating income	9,412	7,695	20,606	17,107	36,719

Net non-operating income and expenses
Interest expense - net	(1,100)	(1,076)	(702)	(2,176)	(1,274)
Foreign exchange gain (loss)	(1,188)	545	(1,301)	(643)	(2,405)
Gain on valuation of financial assets and liabilities	1,914	103	1,543	2,017	2,949
Gain (loss) on equity-method investments	326	(12)	486	314	685
Others	747	615	504	1,362	1,125
Total non-operating income and expenses	699	175	530	874	1,080
Income before tax	10,111	7,870	21,136	17,981	37,799

Income tax expense	(1,914)	(1,777)	(4,479)	(3,691)	(7,757)
Income from operations and before non-controlling interests	8,197	6,093	16,657	14,290	30,042
Non-controlling interests	(457)	(276)	(669)	(733)	(1,147)

Net income attributable to shareholders of the parent	7,740	5,817	15,988	13,557	28,895

Per share data:
Earnings per share
– Basic	NT$1.80	NT$1.36	NT$3.69	NT$3.16	NT$6.71
– Diluted	NT$1.76	NT$1.30	NT$3.61	NT$3.07	NT$6.51

Earnings per equivalent ADS
– Basic	US$0.118	US$0.089	US$0.253	US$0.207	US$0.470
– Diluted	US$0.115	US$0.086	US$0.247	US$0.202	US$0.456

Number of weighted average shares used in diluted EPS calculation (in thousand shares)	4,342,948	4,336,965	4,375,107	4,341,706	4,359,944

FX (NTD/USD)	30.57	30.40	29.26	30.49	28.56

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2023	Mar. 31 2023	Jun. 30 2022	Jun. 30 2023	Jun. 30 2022
Net revenues
Packaging	62,607	60,770	79,894	123,377	149,815
Testing	12,292	11,407	13,760	23,699	26,343
Direct Material	1,165	1,106	1,288	2,271	2,767
Others	44	36	56	80	98
Total net revenues	76,108	73,319	94,998	149,427	179,023

Cost of revenues	(59,947)	(58,570)	(67,230)	(118,517)	(128,154)
Gross profit	16,161	14,749	27,768	30,910	50,869

Operating expenses
Research and development	(4,748)	(4,269)	(4,455)	(9,017)	(8,591)
Selling, general and administrative	(4,008)	(4,071)	(5,318)	(8,079)	(10,271)
Total operating expenses	(8,756)	(8,340)	(9,773)	(17,096)	(18,862)
Operating income	7,405	6,409	17,995	13,814	32,007

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2023	Mar. 31 2023	Jun. 30 2022	Jun. 30 2023	Jun. 30 2022
Net revenues
Total net revenues	60,424	57,733	66,218	118,157	127,384

Cost of revenues	(54,785)	(53,166)	(59,568)	(107,951)	(115,354)
Gross profit	5,639	4,567	6,650	10,206	12,030

Operating expenses
Research and development	(1,527)	(1,324)	(1,380)	(2,851)	(2,629)
Selling, general and administrative	(2,023)	(1,918)	(2,603)	(3,941)	(4,534)
Total operating expenses	(3,550)	(3,242)	(3,983)	(6,792)	(7,163)
Operating income	2,089	1,325	2,667	3,414	4,867

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Jun. 30, 2023	As of Mar. 31, 2023
Current assets
Cash and cash equivalents	59,351	62,056
Financial assets – current	7,040	6,317
Trade receivables	98,671	91,514
Inventories	77,568	85,667
Others	28,400	25,717
Total current assets	271,030	271,271

Financial assets – non-current & Investments – equity method	26,761	24,352
Property, plant and equipment	262,604	266,005
Right-of-use assets	10,691	10,882
Intangible assets	71,298	72,101
Others	30,137	30,829
Total assets	672,521	675,440

Current liabilities
Short-term borrowings	37,798	45,158
Current portion of bonds payable & Current portion of long-term borrowings	18,191	11,999
Trade payables	67,225	63,552
Others	102,551	113,650
Total current liabilities	225,765	234,359

Bonds payable	33,462	38,837
Long-term borrowings[2]	90,224	86,752
Other liabilities	25,653	25,766
Total liabilities	375,104	385,714

Equity attributable to shareholders of the parent	278,624	270,651
Non-controlling interests	18,793	19,075
Total liabilities & shareholders’ equity	672,521	675,440

Current ratio	1.20	1.16
Net debt to equity ratio	0.41	0.42

2 Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2023	Mar. 31 2023	Jun. 30 2022	Jun. 30 2023	Jun. 30 2022
Cash Flows from Operating Activities:
Profit before income tax	10,111	7,870	21,136	17,981	37,799
Depreciation & amortization	14,488	14,439	13,749	28,927	27,252
Other operating activities items	(8,643)	8,449	(19,858)	(194)	(22,844)
Net cash generated from operating activities	15,956	30,758	15,027	46,714	42,207
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(12,147)	(15,206)	(17,292)	(27,353)	(34,474)
Other investment activities items	(2,285)	415	(245)	(1,870)	(998)
Net cash used in investing activities	(14,432)	(14,791)	(17,537)	(29,223)	(35,472)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) borrowings	(3,395)	(11,621)	(8,980)	(15,016)	(14,290)
Other financing activities items	(1,055)	116	(893)	(939)	(1,162)
Net cash used in financing activities	(4,450)	(11,505)	(9,873)	(15,955)	(15,452)
Foreign currency exchange effect	481	(446)	803	35	5,490
Net increase (decrease) in cash and cash equivalents	(2,445)	4,016	(11,580)	1,571	(3,227)
Cash and cash equivalents at the beginning of period	62,056	58,040	84,426	58,040	76,073
Cash and cash equivalents at the end of period	59,611	62,056	72,846	59,611	72,846
Cash and cash equivalents in the consolidated balance sheet	59,351	62,056	72,846	59,351	72,846
Cash and cash equivalents included in disposal groups held for sale	260	-	-	260	-